UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Observer Agreement

On May 16, 2018 the board of directors of the Company approved an observer agreement (the “Observer Agreement”) between De Agostini S.p.A. (“De Agostini”) and the Company permitting De Agostini to appoint an observer to attend meetings of the Company’s board of directors. On May 17, 2018, Paolo Ceretti, a former member of the Company’s board of directors, acknowledged and agreed to his appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement.

The Observer Agreement is furnished herewith as follows:

Exhibit Number	Description

99.1	Observer Agreement, with an effective date of May 18, 2018, between the Company and De Agostini S.p.A.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Observer Agreement, with an effective date of May 18, 2018, between the Company and De Agostini S.p.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary